UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                           OBSIDIAN ENTERPRISES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    23700P109
                                 (CUSIP Number)

                             STEPHEN J. DUTTON, ESQ.
                          Leagre Chandler & Millard LLP
                            1400 First Indiana Plaza
                          135 North Pennsylvania Street
                        Indianapolis, Indiana 46204-2415
                                 (317) 808-3000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 May 22, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 3)
1------------------------------------------------------------------------------
CUSIP No. 3700P109
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Timothy S. Durham
-------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         OO & PF
-------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        7,338,103
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       99,229,716*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        7,338,103
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        99,229,716*
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 106,567,819*
-------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES [_]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          80.1%*
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

* Includes shares of Common Stock that the Reporting Person has the right to acquire pursuant to beneficial ownership of Series C and Series D Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                                (Amendment No. 3)

-------------------------------------------------------------------------------
CUSIP No. 23700P109
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Obsidian Capital Partners, LP
-------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------

      5. CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        87,874,705*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        87,874,705*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          87,874,705*
-------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES [_]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          70.9%*
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          PN
-------------------------------------------------------------------------------
* Represents shares of Common Stock that the Reporting Person has the right to acquire pursuant to ownership of Series C and Series D Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                                (Amendment No. 3)

-------------------------------------------------------------------------------
CUSIP No. 23700P109
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Diamond Investments, LLC  35-2088657
-------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------

      5. CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        2,088,366
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        2,088,366
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,088,366
-------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES [_]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.8%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 3)

-------------------------------------------------------------------------------
CUSIP No. 23700P109
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Obsidian Capital Company, LLC
-------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------

      5. CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        0
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       87,874,705*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        0
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        87,874,705*
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 87,874,705
-------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES [_]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          70.9%*
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          OO
-------------------------------------------------------------------------------

* Represents shares of Common Stock that the Reporting Person has the right to acquire pursuant to beneficial ownership of Series C and Series D Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                                (Amendment No. 3)

-------------------------------------------------------------------------------
CUSIP No. 23700P109
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
         Terry G. Whitesell
-------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        6,885,840
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       87,901,845*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        6,885,840
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        87,901,845*
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          94,787,685*
-------------------------------------------------------------------------------
      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES [_]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          76.5%*
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

* Includes shares of Common Stock that the Reporting Person has the right to acquire pursuant to beneficial ownership of Series C and Series D Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                                (Amendment No. 3)

-------------------------------------------------------------------------------
CUSIP No. 23700P109
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Jeffrey W. Osler
-------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS
         OO & PF
-------------------------------------------------------------------------------

      5. CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        827,200
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       87,874,705*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        827,200
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        87,874,705*
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          88,701,905*
-------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES [_]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          71.6%*
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

* Includes shares of Common Stock that the Reporting Person has the right to acquire pursuant to beneficial ownership of Series C and Series D Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                                (Amendment No. 3)

-------------------------------------------------------------------------------
CUSIP No. 23700P109
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Durham Whitesell & Associates, LLC
-------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION
         Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        27,140
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        27,140
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          27,140
-------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES [_]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 3)

-------------------------------------------------------------------------------
CUSIP No. 23700P109
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Fair Holdings, Inc.
-------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        9,239,505*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        9,239,505*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,239,505*
-------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES [_]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.4%*
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          CO
-------------------------------------------------------------------------------

* Represents shares of Common Stock that the Reporting Person has the right to acquire pursuant to ownership of Series C and Series D Convertible Preferred Stock. See Item 5.

     This Amendment No. 3 amends the Schedule 13D originally filed with the Securities and Exchange Commission on July 2, 2001, as amended on September 10, 2001 and April 14, 2002, with respect to beneficial ownership of securities of Obsidian Enterprises, Inc. (formerly named Danzer Corporation). This Amendment No. 3 in being filed to report the acquisition of beneficial ownership of Obsidian Enterprises, Inc. Series D Convertible Preferred Stock by Fair Holdings, Inc.


ITEM 1. SECURITY AND ISSUER.

     This statement relates to shares of common stock, $0.0001 par value per share (the "Common Stock"), of Obsidian Enterprises, Inc., a Delaware
corporation (the "Issuer"), that the Reporting Persons own of record or beneficially and/or have the right to acquire upon the conversion of shares of the Issuer's Series C Convertible Preferred Stock (the "Series C Preferred") and Series D Convertible Preferred Stock (the "Series D Preferred"). The principal executive offices of the Issuer are located at 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.


ITEM 2. IDENTITY AND BACKGROUND.

     This Amendment No. 3 is jointly filed by the following persons (collectively, the "Reporting Persons"): Obsidian Capital Partners, LP, a Delaware limited partnership (the "Partnership"); Obsidian Capital Company, LLC, an Indiana limited liability company ("OCC"); Timothy S. Durham; Terry G.
Whitesell; Jeffrey W. Osler; Diamond Investments, LLC , an Indiana limited liability company ("Diamond"); Durham Whitesell & Associates, LLC, an Indiana limited liability company ("DWA"); and Fair Holdings, Inc., an Ohio corporation ("Fair Holdings").

     The Partnership is a Delaware limited partnership principally engaged in the business of investing in small and middle market companies in basic industries, such as manufacturing, distribution and services. The address of the principal office and business of the Partnership is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

     OCC is an Indiana limited liability company. OCC is the general partner of the Partnership and is a leveraged buyout fund that specializes in buying controlling positions in middle market companies. The address of the principal office and business of OCC is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

     Mr. Durham is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. Mr. Durham serves as the Chairman and Chief Executive Officer of the Issuer, as a Managing Member and Chief Executive Officer of OCC, as the Managing Member of Diamond, as a Managing Member of DWA and as Chairman of Fair Holdings, Inc. The address of the principal offices of the Issuer and OCC is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

     Mr. Whitesell is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. Mr. Whitesell serves as the President and Chief Operating Officer of the Issuer and as a Managing Member of OCC and DWA. The address of the principal office of OCC is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

     Mr. Osler is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. Mr. Osler serves as Executive Vice President, Secretary and Treasurer of the Issuer and as a Managing Member of OCC. The address of the principal office of OCC is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

     Diamond is an Indiana limited liability company. Diamond is the personal investment vehicle of Timothy S. Durham and certain members of his immediate family. Mr. Durham has majority ownership interest in and voting control of Diamond. The address of the principal office of Diamond is 111 Monument Circle Suite 4800, Indianapolis, Indiana 46204.

     DWA is an Indiana limited liability company that engages principally in investing. Messrs. Durham and Whitesell are Managing Members of DWA. The address of the principal office and business of DWA is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

     Fair Holdings is an Ohio corporation that engages principally in general financing. Mr. Durham has a fifty percent ownership interest in Fair Holdings and serves as the Chairman. The address of the principal office and business of Fair Holdings is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

     During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Fair Holdings used working capital to purchase 16,072 shares of Series D Preferred for $21 per share or $337,512 in the aggregate. The Assignment Agreement is attached as Exhibit B to the Amendment No. 3 to the Schedule 13D.


ITEM 4. PURPOSE OF TRANSACTION.

     Shares of Series D Preferred were acquired by Fair Holdings from Markpoint Equity Growth Fund, J.V. ("Markpoint") pursuant to an Assignment Agreement whereby Fair Holdings assumed the obligation of the Issuer to purchase Series D Preferred from Markpoint under a Put Option Agreement between the Issuer and Markpoint dated January 27, 2003.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The following table presents information on the number of shares of Common Stock (without assuming conversion of the Series C and Series D Preferred), Series C Preferred or Series D Preferred and Common Stock (assuming conversion of Series C Preferred) beneficially owned by the Reporting Persons as of May 22, 2003:


         SHAREHOLDER              COMMON STOCK          SERIES C          SERIES D       TOTAL COMMON STOCK
                                (WITHOUT ASSUMING   PREFERRED STOCK    PREFERRED STOCK        (ASSUMING
                                   CONVERSION) CONVERSION)
Timothy S. Durham                  9,453,6091          3,942,1933         104,4023          106,567,819
Obsidian Capital Partners, LP           0              3,755,869           72,8994           87,874,705
Diamond Investments, LLC            2,088,366              0                  0               2,088,366
Obsidian Capital Company, LLC           0              3,755,8694          72,8994           87,874,705
Terry G. Whitesell                 6,912,9802          3,755,8694          72,8994           94,787,685
Jeffrey W. Osler                      827,200          3,755,8694          72,8994           88,701,905
Durham Whitesell &                     27,140              0                  0                  27,140
Associates, LLC
Fair Holdings, Inc.                     0               186,324             31,503            9,239,505

1 Includes shares held of record by DWA and Diamond.
2 Includes shares held of record by DWA.
3 Represents shares held of record by the Partnership and Fair Holdings. 4 Represents shares held of record by the Partnership.

     Information on the percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is included in the cover pages to this Amendment No. 3 and is incorporated herein by reference (pursuant to Rule 13d-3(d)(l)(i), each Reporting Person's percentage has been calculated based on the assumption that only those shares of Series C and Series D Preferred in which that person has a beneficial interest have been converted into Common Stock).

     Messrs. Durham, Whitesell and Osler may be deemed to beneficially own and share voting and dispositive power with respect to shares of Common Stock and Series C and Series D Preferred held by the Partnership, Diamond, DWA and/or Fair Holdings because of the interests in or positions they hold with one or more of those entities as reported in response to Item 2. The information in
Item 2 is incorporated herein by reference. OCC is the general partner of the Partnership and may be deemed to beneficially own and share voting and dispositive power with respect to the shares of Series C and Series D Preferred held by the Partnership.

     (c) The only securities acquired within the past sixty days was in connection with the transaction described in Item 4 above.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information in Items 2 and 4 is incorporated by reference herein.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Joint Filing Agreement (Attached to Amendment No. 2 as Exhibit A)

Exhibit B: Assignment Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2003

OBSIDIAN PARTNERS, L.P.

By Obsidian Capital Company, LLC
Its Managing General Partner

By: /s/ Timothy S. Durham
   ----------------------------
       Timothy S. Durham
       Its: Managing Member

OBSIDIAN CAPITAL COMPANY, LLC

By: /s/ Timothy S. Durham
   ----------------------------
      Timothy S. Durham
      Its: Managing Member

/s/ Timothy S. Durham
-------------------------------
Timothy S. Durham

/s/ Terry G. Whitesell
-------------------------------
Terry G. Whitesell

/s/ Jeffrey W. Osler
-------------------------------
Jeffrey W. Osler

DIAMOND INVESTMENTS, LLC

By: /s/ Timothy S. Durham
   ----------------------------
      Timothy S. Durham
       Its:   Managing Member

DURHAM WHITESELL AND ASSOCIATES, LLC

By:/s/ Timothy S. Durham
   ----------------------------
      Timothy S. Durham
      Its: Managing Member

FAIR HOLDINGS, INC.

By: /s/ Timothy S. Durham
   ----------------------------
      Timothy S. Durham
      Its: Chairman and CEO

                                  EXHIBIT INDEX
Exhibit No.                                      Description
------------------- -----------------------------------------------------------
------------------- -----------------------------------------------------------
        A           Joint Filing Agreement (Attached to Amendment No. 2 as
                    Exhibit A)
        B           Assignment Agreement

                                    EXHIBIT B


                              ASSIGNMENT AGREEMENT


     THIS ASSIGNMENT AGREEMENT ("Agreement") dated this 12th day of May 2003 is by and between Fair Holdings, Inc. ("Fair"), an Ohio corporation, and Obsidian Enterprises, Inc.("Obsidian"), a Delaware corporation.

                                    Recitals

     WHEREAS, Obsidian entered into a certain Put Option Agreement with Markpoint Equity Growth Fund, J.V. ("Markpoint') dated January 27, 2003 ("Put Agreement") whereby Obsidian issued to Markpoint 32,143 shares of Obsidian's Series D Preferred Stock and also granted to Markpoint an option to require the Corporation to purchase 16,072 shares of the preferred stock from May 1, 2003 to June 1, 2003 and 16,071 shares during the period November 1, 2003 to December 1, 2003 for $21.00 per share (the "Put Option");

     WHEREAS, Fair has agreed to make such payments to Markpoint as may become due and payable by Obsidian upon Markpoint exercising its Put Option rights in exchange for an assignment of Obsdian's rights, title and interests in and to the Series D Preferred Stock Obsidan issued to Markpoint;

     NOW THEREFORE,  for the consideration  stated herein and for other good and
valuable  consideration,   the  receipt  and  sufficiency  of  which  is  hereby
acknowledged, the parties agree as follows:

                                      Terms

1. Assumption of Obligations by Fair: Obsidian hereby assigns and Fair hereby assumes Obsidian's obligations to make payments to Markpoint upon Markpoint exercising the Put Option, as provided in the Put Agreement.

2. Notice of Exercising Put Option: Within one (1) business day of Obsidian's receipt of a Notice of Exercising Put Option from Markpoint, Obsidian shall notify Fair of Obsidian's receipt of such notice from Markpoint.

3. Payments by Fair: Fair shall pay to Markpoint within five (5) days from the date of the Notice Of Exercising Put Option all such amounts as shall become due and payable to Markpoint by virtue of Markpoint having exercised the Put Option.

4. Rights to Stock: In exchange for Fair agreeing to assume Obsidian's obligations to make such payments to Markpoint, Obsidian hereby transfers and assigns all of its rights, title and interests in and to the Obsidian Series D Preferred Stock issued to Markpoint for which payment is made by Fair to Markpoint under the Notice of Exercising Put Option.

5. Fair's Representations and Warranties. Fair hereby represents and warrants to Obsidian that:

     a. Fair has full power and authority to enter into this Agreement which has been duly executed and delivered by Fair and constitutes its valid and legally binding obligation, enforceable in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

     b. This Agreement does not violate any other agreement to which Fair is a party or any agreement or law of which Fair is aware.

     c. This Agreement is made with Obsidian in reliance upon Fair's representation to Obsidian, which by Fair's execution of this Agreement hereby confirms, that the shares of Obsidian's Series D Stock to be received by Fair in connection herewith and the Common Stock issuable upon conversion thereof (collectively, the "Securities") will be acquired for investment for Fair's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Fair has no present intention of selling, granting any participation in, or otherwise distributing the same in contravention of applicable securities laws. By executing this Agreement, Fair further represents that Fair does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities in contravention of applicable securities laws.

     d. Fair has received all the information it considers necessary or appropriate for deciding whether to acquire the shares of Obsidian's Series D Stock. Fair further represents that it has had an opportunity to ask questions and receive answers from Obsidian regarding the terms and conditions of the offering of the shares of Obsidian's Series D Stock and the business, properties, prospects and financial condition of Obsidian.

     e. Fair is an investor in securities of companies and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the shares of Obsidian's Series D Stock. Fair also represents it has not been organized for the purpose of acquiring the shares of Obsidian's Series D Stock.

     f. Fair is an "accredited investor" within the meaning of Securities and Exchange Commission ("SEC") Rule 501 of Regulation D, as presently in effect.

     g. Fair understands that the Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act of 1933, as amended (the "Act"), only in certain limited circumstances. In this connection, Fair represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Act.

     h. Without in any way limiting the representations set forth above, Fair further agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of Obsidian to be bound by the restrictions set forth on the Series D Stock, and:

          i. There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

          ii. (A) Fair shall have notified Obsidian of the proposed disposition and shall have furnished Obsidian with a detailed statement of the circumstances surrounding the proposed disposition, and (B) if reasonably requested by Obsidian, Fair shall have furnished Obsidian with an opinion of counsel, reasonably satisfactory to Obsidian that such disposition will not require registration of such shares under the Act. Obsidian agrees that it will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances.

     i. No transfer, sale or hypothecation of any of the Series D Stock or the Securities may be made, whether by operation of law or otherwise, unless as a condition of such transfer the transferee of the Series D Stock and any Proceeds agrees to be bound by all of the obligations of the Fair hereunder. No transfer of any of the Series D Stock, or of any Proceeds, shall be recorded on the books and records of the Obsidian, and no replacement certificates shall be issued, until the proposed transferee has executed and delivered an assignment and assumption agreement with respect to Fair's obligations hereunder in form and substance reasonably satisfactory to Obsidian.

6. Restricted Stock: Fair understands that the certificates evidencing the Securities may bear one or all of the following legends:

     "THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT."

     "THE SECURITIES EVIDENCED HEREBY ARE SUBJECT TO A PUT OPTION AGREEMENT BY AND BETWEEN THE STOCKHOLDER AND THE COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY. BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID PUT OPTION AGREEMENT."

7. Further Instruments and Actions. The Parties agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.

8. Entire Agreement. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof, supersedes all other agreements between or among any of the Parties with respect to the subject matter hereof. This Agreement shall be interpreted under the laws of the State of Indiana without reference to conflicts of law provisions.

9. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Obsidian and Fair. Any amendment or waiver effected in accordance with this paragraph shall be binding upon the Parties and their respective successors and assigns.

     In Witness Whereof, the parties have executed this Agreement as of the date first written above, but shall not be effective until approved by the Board of Directors of Obsidian.

Obsidian Enterprises, Inc.                  Fair Holdings, Inc.

By:/s/ Timothy S. Durham                    By:/s/ Timothy S. Durham
   -----------------------                     -----------------------
   President                                   President